[redacted]

08031380

SEC... ...MISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 1 2008
DIVISION OF MARKET REGULATION

ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- 44398

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great Pacific Securities
Great Pacific Fixed Income Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Kalmus Drive, Suite H8
(No. and Street)

Costa Mesa (City) | California (State) | 92626 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert W. Yaap | (800) 284-4804 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., Suite 606, (Address) | Tarzana (City) | CA (State) | 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 17 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert W. Yaap, swear (or affirm) that, to the best my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great Pacific Securities, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DAVE BANERJEE
Commission # 1684521
Notary Public - California
Los Angeles County
My Comm. Expires Jul 28, 2010

[signature] Robert W. Yaap
Signature

C.E.O.
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Great Pacific Securities
Costa Mesa, California

I have audited the accompanying statement of financial condition of Great Pacific Securities as of December 31, 2007 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Pacific Securities as of December 31, 2007 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 19, 2008

GREAT PACIFIC SECURITIES

Statement of Financial Condition
December 31, 2007

ASSETS

Cash and cash equivalents	$	565,069
Accounts receivable		277,954
Clearing firm deposit		200,000
Investment		209,343
Property and equipment		
Net of accumulated depreciation of $132,756 (note 3)		-
Other assets		35,716
Total assets	$	1,288,082

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable		213,742
Accrued commissions and salaries		309,034
Accrued payroll taxes		142,263
Total liabilities	$	665,039

STOCKHOLDERS' EQUITY:

Common stock, 1,000,000 shares authorized, no par value, 200,000 shares issued and outstanding at stated value of $.02 per share		4,000
Additional paid in capital		197,668
Retained earnings		421,375
Total stockholders' equity		623,043
Total liabilities and stockholders' equity	$	1,288,082

GREAT PACIFIC SECURITIES

Statement of Income
For the year ended December 31, 2007

REVENUES:	
Principal transactions	$ 3,457,023
Commissions	1,207,410
Underwriting	97,791
Gain on securities	77,966
Interest income	68,694
Other income	35,004
Total income	4,943,888
EXPENSES:	
Clearing charges	517,131
Commissions .	2,784,719
Communications	148,522
Employee compensation and benefits	1,002,196
Legal and profesional fees	43,122
Occupancy	107,369
Travel and entertainment	28,286
Operating expenses	231,572
Total expenses	4,862,917
NET INCOME BEFORE INCOME TAXES	80,971
INCOME TAX PROVISION	
State income tax expense	800
Total income tax provision	800
NET INCOME	$80,171

The accompanying notes are an integral part of these financial statements

GREAT PACIFIC SECURITIES

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Beginning balance January 1, 2007	$ 3,800	$ 197,868	341,204	542,872
Issuance of common stock	200			200
Capital withdrawal		(200)		(200)
Net income			80,171	80,171
Ending balance December 31, 2007	$4,000	$197,668	$421,375	$623,043

The accompanying notes are an integral part of these financial statements.

GREAT PACIFIC SECURITIES

Statement of Cash Flows
For the year ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	80,171
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		448
(Increase) decrease in:		
Accounts receivable		83,936
Investment		8,714
Other assets		20,918
Increase (decrease) in:		
Accounts payable		194,889
Accrued commissions and salaries		81,558
Accrued payroll taxes		57,070
Securities sold not yet purchased		(1,540)
Total adjustments		445,993
Net cash provided by operating actitivies		526,164
CASH FLOWS FROM FROM FINANCING ACTIVITIES		
Issuance of common stock		200
Capital withdrawals		(200)
Net cash provided by financing activities		0
INCREASE IN CASH		526,164
Cash at beginning of year		38,905
Cash at end of period		$565,069
Supplemental cash flow disclosures		
Interest	$	-
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Great Pacific Fixed Income Securities, Inc. (the "Company") dba Great Pacific Securities was formed in 1990 under the laws of State of California.

The firm received its independent broker dealer registration on April 8, 1993 and is currently registered in nineteen (19) states as well as with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC), and the Municipal Security Rulemaking Board (MSRB).

The Company conducts business as an introducing and intermediary broker dealer. The Company deals on a principal basis in the trading of exempt government securities and accepts trades in equities, corporate fixed income and municipal issues. Trades are cleared on a fully disclosed basis through National Financial Services, LLC.

The Company is approved by the State of California as a Service Disabled Veteran Business Enterprise, a status that allows the Company to participate in Municipal Bond underwritings.

Summary of significant accounting policies

Trades are recorded on a trade date basis with related commissions income and expenses also recorded on a trade date basis.

Property and equipment purchases over $1,500 individually are capitalized. Depreciation is calculated using double declining balance method over a useful life of five (5) and seven (7) years.

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Securities owned are valued at market. The resulting differences between cost and market is included in income.

The Company and its stockholders have elected S Corporation status under the federal and state tax laws. As a result, the Company is not liable for corporate income taxes and a portion of certain state income taxes. Instead, the stockholders are taxed on the Company's taxable income in their individual income tax returns.

GREAT PACIFIC SECURITIES

Notes to Financial Statements
December 31, 2007

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Management estimates that 40% of the revenues were generated in the state of California.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2007 the company's net capital of $377,832 exceeded the minimum net capital requirement by $277,832; and the Company's ratio of aggregate indebtedness ($665,039) to net capital was 1.76 to 1, which is less than 15:1 ceiling.

Note 3: FIXED ASSETS

At December 31, 2007 fixed assets consists of the following:

Furniture & Equipment	$ 132,756
Less: Accumulated depreciations	(132,756)
	$ 0

Note 4: LEASE OBLIGATIONS

The Company entered into a ten year operating lease for office facilities beginning April 15, 2007. Future lease payments are as follows:

Year	Amount
2008	120,000
2009	120,000
2010	120,000
2011	120,000
2012	120,000
2013	120,000
2014	120,000
2015	120,000
2016	120,000
2017	30,000

Note 5: RETIREMENT PLAN

The Company has sponsored a Simplified Employee Pension Plan covering substantially all of its employees. Contributions to the plan are made exclusively by the Company. In 2007, the Company's pension expense totaled $271,145.

GREAT PACIFIC SECURITIES

Statement of Net Capital
Schedule I
December 31, 2007

	Focus 12/2007	Audit 12/2007	Change
Stockholders' equity,December 31, 2007	$622,703	$623,043	$340
Subtract - Non allowable assets:			
Accounts receivable	178	178	
Investment	195,980	195,980	-
Fixed assets	448	-	448
Other assets	35,716	35,716	-
Tentative net capital	390,381	391,169	788
Haircuts:	13,337	13,337	
NET CAPITAL	377,044	377,832	788
Minimum net capital	(100,000)	(100,000)	
Excess net capital	277,044	277,832	788
Aggregate indebtedness	509,911	665,039	155,128
Ratio of aggregate indebtedness to net capital	1.35%	1.76%	

The differences were due to year end adjustments at December 31, 2007

The accompanying notes are an integral part of these financial statements.

GREAT PACIFIC SECURITIES

December 31, 2007

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Great Pacific Securities
Costa Mesa, California

In planning and performing my audit of the financial statements of Great Pacific Securities for the year ended December 31, 2007, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Great Pacific Securities including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 19, 2008

GREAT PACIFIC SECURITIES

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2007

GREAT PACIFIC SECURITIES

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